26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300

Facsimile: +852 3761 3301

www.kirkland.com

June 21, 2024

Ms. Jenna Hough Ms. Taylor Beech Office of Trade & Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	CONFIDENTIAL

Re:	MoneyHero Limited (CIK No. 0001974044)

Response to the Staff’s Comments on the Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed May 17, 2024 (File No. 333-275205)

Dear Ms. Jenna Hough and Ms. Taylor Beech,

On behalf of our client, MoneyHero Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 31, 2024 on the Company’s post-effective amendment. No. 1 to Registration Statement on Form F-1 filed on May 17, 2024 (the “Post-Effective Amendment No. 1”). Concurrently with the submission of this letter, the Company is filing its post-effective amendment No. 2 to Registration Statement on Form F-1 (the “Post-Effective Amendment No. 2”) with the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Post-Effective Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Post-Effective Amendment No. 2.

Post Effective Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note your Form F-1 declared effective on January 22, 2024 registered, among other things, the resale of 42,988,598 Pubco Class A Ordinary Shares and that you now seek to register the resale of 43,314,748 Pubco Class A Ordinary Shares via post-effective amendment. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a), or remove the shares from the registration statement. Refer also to Securities Act Rules Compliance and Disclosure Interpretation Question 210.01.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 3, 16, 51, 52, 53, 62, 158, 160, 161 and II-2 of the Post-Effective Amendment No. 2.

*          *         *

U.S. Securities and Exchange Commission June 21, 2024 Page 2	Confidential

If you have any questions regarding the Post-Effective Amendment No. 2, please contact Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Steve Lin by phone at +86 10 5737 9315 or via e-mail at steve.lin@kirkland.com; Joey Chau by phone at +852 3761 3533 or via e-mail at joey.chau@kirkland.com; or Joseph Raymond Casey by phone at +1 650 859 7001 or via e-mail at joseph.casey@kirkland.com.

Sincerely,

/s/ Steve Lin
Steve Lin

Enclosures

cc:	Laura Hannon, General Counsel, MoneyHero Limited

Hao Qian, Chief Financial Officer, MoneyHero Limited

Ming Kong, Esq., Partner, Kirkland & Ellis

Joey Chau, Esq., Partner, Kirkland & Ellis

Joseph Raymond Casey, Esq., Partner, Kirkland & Ellis